UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Opus Genetics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67577R102

(CUSIP Number)

Russell Kelley, Managing Director

Foundation Fighting Blindness Retinal Degeneration Fund

223 S. West Street, Suite 900

Raleigh, NC 27603

(919) 610-2064

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67577R102

1	NAME OF REPORTING PERSONS Foundation Fighting Blindness Retinal Degeneration Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,564,752(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,564,752(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,564,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.16%(2)
14	TYPE OF REPORTING PERSON CO, OO

(1)

Consists of 2,564,752 shares of common stock, $0.00001 par value per share (the “Common Stock”) of Opus Genetics Inc., a Delaware Corporation (the “Issuer”). Does not include 6,927.419 shares of Series A non-voting convertible preferred stock, $0.0001 par value per share (the “Preferred Stock”). Contingent upon and following the requisite stockholder approval of the conversion of the Preferred Stock, each share of Preferred Stock will automatically convert into 1,000 shares of Common Stock.

(2)	This percentage is based on 31,435,507 shares of Common Stock outstanding as of October 22, 2024, as disclosed by the Issuer to the Reporting Persons.

CUSIP No.	67577R102

1	NAME OF REPORTING PERSONS Foundation Fighting Blindness, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,564,752(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,564,752(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,564,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.16%(4)
14	TYPE OF REPORTING PERSON CO

(3)

Consists of 2,564,752 shares of Common Stock of the Issuer. Does not include 6,927.419 Preferred Stock. Contingent upon and following the requisite stockholder approval of the conversion of the Preferred Stock, each share of Preferred Stock will automatically convert into 1,000 shares of Common Stock.

(4)	This percentage is based on 31,435,507 shares of Common Stock outstanding as of October 22, 2024, as disclosed by the Issuer to the Reporting Persons.

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of Common Stock of the Issuer. The Issuer’s principal executive office is located at 37000 Grand River Avenue, Suite 120 Farmington Hills, Michigan.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934 (the “Act”) on behalf of Foundation Fighting Blindness Retinal Degeneration Fund, a 501(c)(3) non-profit organization (“RDF”) and the Foundation Fighting Blindness, Inc., a 501(c)(3) non-profit organization (“FFB”, and collectively, the “Reporting Persons”). FFB is the sole member of RDF and may be deemed to beneficially own the securities owned directly by RDF. RDF has the power to vote and dispose of any securities directly owned by RDF. RDF’s board of directors makes voting and investment decisions regarding securities held by RDF, subject to certain approval rights of the board of directors of FFB with respect to transactions exceeding a certain threshold.

(b) The principal business address of RDF is 223 S. West Street, Suite 900, Raleigh, NC 27603. The principal business address of FFB is 6925 Oakland Mills Road, #701, Columbia, MD 21045.

(c) The principal business of RDF is to make mission-related investments. The principal business of FFB is serving charitable purposes.

(d) – (e) During the last five years, the Reporting Persons, and to the best of their knowledge, their directors, executive officers, general partners and members: (i) have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) RDF is a Delaware nonstock corporation and FFB is a Maryland nonstock corporation.

For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing Reporting Persons, reference is made to Schedule I annexed hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Agreement and Plan of Merger dated as of October 22, 2024 (the “Merger Agreement”) among Ocuphire Pharma, Inc. (the “Issuer”), Opus Genetics Inc. (the “Target”), Orange Merger Sub I, Inc., a Delaware corporation, and a wholly owned subsidiary of the Issuer (“First Merger Sub”), Orange Merger Sub II, LLC, a Delaware limited liability company, and a wholly owned subsidiary of the Issuer (“Second Merger Sub”), under which (a) the First Merger Sub merged with and into the Target, with the Target surviving as a wholly-owned subsidiary of the Issuer (the “First Merger”) and (b) following the consummation of the First Merger, the Target will merge with and into Second Merger Sub, with Second Merger Sub surviving as a wholly owned subsidiary of the Issuer (the “Second Merger” and together with the First Merger, the “Mergers”). The Issuer’s name following the First Merger was changed to “Opus Genetics, Inc.”

In accordance with the Merger Agreement, in exchange for the shares of the Target held by the Reporting Persons, at the effective time of the First Merger, RDF received (i) 2,564,752 shares of Common Stock and (ii) 6,927.419 shares of Preferred Stock. Contingent upon and following stockholder approval of the conversion of the Preferred Stock, each share of Preferred Stock will automatically convert into 1,000 shares of Common Stock.

In connection with the Mergers, on October 22, 2024, the Issuer filed a Certificate of Designation of Preferences, Rights and Limitations of the Series A Non-Voting Convertible Preferred Stock with the Secretary of State of the State of Delaware (the “Certificate of Designation”). The Certificate of Designation provides for the issuance of shares of the Preferred Stock.

Holders of the Preferred Stock are entitled to receive dividends on shares of the Preferred Stock (on an as-if-converted-to-Common-Stock basis) equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of the Common Stock payable in the form of Common Stock) actually paid on shares of the Common Stock when, as and if such dividends (other than dividends payable in the form of Common Stock) are paid on shares of the Common Stock. In addition to any dividends payable as described above, commencing on October 15, 2025, holders of the Preferred Stock will be entitled to receive when, as and if declared by the Board, cumulative quarterly cash dividends of $26.00 per share of Preferred Stock; provided such quarterly cash dividend due on October 15, 2025 shall be $15.26. Any such dividends will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing with the first payment on October 15, 2025.

Except as otherwise required by law, the Preferred Stock have no voting rights. However, as long as any shares of Preferred Stock are outstanding, the Issuer will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Preferred Stock: (i) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend the Certificate of Designation, amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or the Bylaws, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Preferred Stock, regardless of whether any of the foregoing actions will be by means of amendment to the Certificate of Incorporation or by merger, consolidation or otherwise, (ii) issue further shares of Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Preferred Stock, (iii) amend, in any manner that would be reasonably likely to prevent, impede or materially delay the stockholder approval of the conversion of the Preferred Stock (the “Conversion Proposal”) or the Automatic Conversion (as defined in the Certificate of Designation), or terminate or transfer any support agreements, (iv) amend Sections 4.02, 4.03 or 4.07 of the Merger Agreement in any manner that would be reasonably likely to prevent, impede or materially delay the stockholder approval of the Conversion Proposal or (v) enter into any agreement with respect to any of the foregoing.

Following stockholder approval of the Conversion Proposal, each share of Preferred Stock is automatically convertible into shares of Common Stock into 1,000 shares of Common Stock, subject to certain limitations.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Persons obtained beneficial ownership of 2,564,752 shares of Common Stock, in addition to the 6,927.419 shares of Preferred Stock at the effective time of the First Merger, as described in Item 3. Neither the Reporting Persons, nor any of their executive officers or directors as listed on Schedule I, have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of the Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of the Issuer’s subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the Common Stock beneficially owned by the Reporting Persons. The percentage used in this Schedule 13D is calculated based upon approximately 31,435,507 shares of Common Stock outstanding as of October 22, 2024, as disclosed by the Issuer to the Reporting Persons.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Reference is made to the discussion in Item 3. The transaction described in this Item 5(c) was reported on a Form 3 filed on or about the date hereof with the SEC pursuant to Section 16 of the Act and is available on the SEC’s website at www.sec.gov. The information reported in the filing is expressly incorporated herein.

(d) No other person is known by the Reporting Persons or by the Reporting Persons’ executive officers or directors as listed on Schedule I hereto to have the right to receive or the power to direct the receipt from, or the proceeds from the sale of, any shares of Common Stock or Preferred Stock beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the relationships between the Reporting Persons described in Item 2 above and the Merger Agreement and Certificate of Designations described in Item 5, the following contracts or arrangements are in place with respect to the securities of the issuer.

Lock-Up Agreements

Concurrently and in connection with the execution of the Merger Agreement, certain of the Target’s securityholders and all of the directors and officers of the Issuer entered into lock-up agreements, pursuant to which each such securityholder is subject to a 180-day lock-up on the sale or transfer of shares of Common Stock, including those shares received by the Reporting Persons in the Merger.

The description of the Lock-Up Agreements contained in this Item 6 is qualified in its entirety by reference to the full text of the form of Lock-up Agreement filed as Exhibit B to the Merger Agreement, a copy of which is filed with this Schedule 13D as Exhibit 3 and incorporated by reference herein.

Registration Rights Agreement

In connection with the Merger Agreement, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain of the Target’s securityholders (the “Selling Securityholders”), including the Reporting Persons. Pursuant to the Registration Rights Agreement, the Issuer will prepare and file a resale registration statement covering the shares of Common Stock and shares of Common Stock underlying the Preferred Stock issued to the Issuer’s securityholders upon the closing of the Mergers (the “Registrable Securities”) with the SEC within 120 calendar days following the date of the Merger Agreement or such later date agreed to by the holders holding no less than a majority of the then outstanding Registrable Securities.

The description of the Registration Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement filed as Exhibit F to the Merger Agreement, a copy of which is filed with this Schedule 13D as Exhibit 4 and incorporated by reference herein.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 5, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1 –	Agreement and Plan of Merger, dated October 22, 2024, by an among Ocuphire Pharma, Inc., Orange Merger Sub I, Inc., Orange Merger Sub II, LLC, and Opus Genetics Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 22, 2024).

Exhibit 2 –	Certificate of Designations of the Series A Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 22, 2024).

Exhibit 3 –	Form of Lock-Up Agreement (included as Exhibit B to the Agreement and Plan of Merger filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K as filed with the SEC on October 22, 2024 and incorporated herein by reference).

Exhibit 4 –	Form of Registration Rights Agreement (included as Exhibit F to the Agreement and Plan of Merger filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K as filed with the SEC on October 22, 2024 and incorporated herein by reference).

Exhibit 5 –	Joint Filing Agreement by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2024	FOUNDATION FIGHTING BLINDNESS RETINAL DEGENERATION FUND

	By:	/s/ Russell Kelley
	Name:	Russell Kelley
	Title:	Managing Director

FOUNDATION FIGHTING BLINDNESS, INC.

	By:	/s/ Jason Menzo
	Name:	Jason Menzo
	Title:	Chief Executive Officer

Schedule I

Information with Respect to Executive Officers and Directors of the Reporting Persons

The following sets forth the name and title as to each of the executive officers and directors of the Reporting Persons. Unless otherwise specified, the principal employer of each such individual is Retinal Degeneration Fund or Foundation Fighting Blindness, Inc and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

Retinal Degeneration Fund	Business Address: 223 S. West Street, Suite 900 Raleigh, NC 27603
Directors:	Title:
Adrienne Graves, PhD	Director, Chair
Anthony P. Adamis, MD	Director
Catherine Bowes Rickman, PhD	Director; Professor of Ophthalmology and Cell Biology Duke Eye Center
Jose-Alain Sahel, MD	Director; Professor and Chairman Department of Ophthalmology, Eye & Ear Foundation University of Pittsburg School of Medicine
Karen Petrou	Director; Co-Founder and Managing Partner Federal Financial Analytics
Jean Bennett, MD, PhD	Director;
Jacque Duncan, MD	Director; Ophthalmologist University of California at San Francisco Medical Center
Jonathan Steinberg, MD	Director; Professor of Medicine University of Rochester School of Medicine & Dentistry
David Brint	Director; Chief Executive Officer Brinshore Development Company
Mark S. Blumenkranz, MD, MMS	Director; Co-Director Stanford University Ophthalmic Innovation Program
Kelly Lisbakken	Director; Managing Director and Head of Biopharma Investment Banking Wedbush PacGrow
Warren Thaler, MBA	Director

Executive Officers:	Title:
Rusty Kelley, PhD, MBA	Managing Director, RD Fund
Jason Menzo	Chief Executive Officer, Foundation Fighting Blindness
Peter Ginsberg	Chief Operating Officer, Foundation Fighting Blindness

Foundation Fighting Blindness	Business Address: 6925 Oakland Mills Road, #701 Columbia, MD 21045
Directors:	Title:
David Brint	Director; Chief Executive Officer Brinshore Development Company
Scott Burt	Director; President and Chief Executive Officer Health Plan Fiduciary Guides
Darren DeVoue	Director Chief Executive Officer Transcend Solution Group
Laura Fietta*	Director; Co-Founder and Owner Fietta Law
Adrienne Graves, PhD	Director
Gordon Gund	Director, Co-Founder, Chair Emeritus Chairman and Chief Executive Officer Gund Investment Corporation
Robert Heidenberg	Director; President and Chief Executive Officer Heidenberg Properties Group
Suber Huang, MD	Director; Chief Executive Officer Future Vision Foundation
Marsha D. Link, PhD	Director; Principal Link Consulting
Laura Manfre	Director;
Bradford Manning	Director; Co-Founder Two Blind Brothers LLC
Janine Marks Nixon	Director; Co-Founder, Chief Giving Officer Nixon Visions Foundation
Evan Mittman	Director
George Peinado	Director; President GAP Investments
Martha Steele	Director
Joshua Steinberg	Director

Board Executive Committee
Karen Petrou	Board Chair; Co-Founder and Managing Partner Federal Financial Analytics

Jason Morris	Executive Vice Chair; Chief Operating Officer Courtesy Products
Haynes Lea	Board Secretary Attorney Robinson, Bradshaw & Hinson, PA
Jeffrey Freed	Chair, Audit & Risk Co-Founder, Former Managing Partner Arlington Capital Partners
Steve Apler	Chair, Development Managing Director Stifel Financial
David Nixon	Finance & Investment, and Treasurer Executive Chairman InformedDNA
Warren Thaler	Chair, Nominating & Governance
Jonathan Steinberg, MD	Chair, Science Professor of Medicine University of Rochester School of Medicine & Dentistry
Maryrose Sylvester	Chair, At Large

*	Ms. Fietta, a citizen of the United Kingdom, is not a US citizen.